Filed by Longview Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Longview Acquisition Corp.

Commission File No. 001-39292

Date: January 13, 2021

On January 13, 2021, Butterfly Network, Inc. (“Butterfly”) issued the following press release. The press release may be accessed on Butterfly's website at www.butterflynetwork.com/press.

Butterfly Network and Access Afya Recognized by the World Bank Group-CES Global Tech Challenge for Work Around Solving for Accessible, Affordable Healthcare through Innovative Telehealth Model in Kenya

Butterfly’s advances in high-quality, handheld ultrasound will be on display at the Consumer Electronics Show, January 11-14, 2021 through a virtual exhibit.

GUILFORD, Conn, Jan. 13, 2021 /PRNewswire/ -- Butterfly Network, Inc., an innovative digital health company that is working to enable universal access to superior medical imaging, is proud to partner with Access Afya in advancing health care on the ground in Kenya, facilitated by TechEmerge Health through the Global Tech Challenge. The Global Tech Challenge is a collaboration between the World Bank Group and Consumer Technology Association (CTA) that was launched at the Consumer Electronics Show (CES) in 2020. Butterfly Network has been recognized as one of 17 winners in the digital health category.

Butterfly has created the only transducer using semiconductor technology that can perform “whole-body imaging” with a single handheld probe, Butterfly iQ. Connected to a mobile phone or tablet, it is powered by Butterfly’s proprietary Ultrasound-on-Chip™ technology and harnesses the advantages of AI to deliver advanced imaging that they believe is easy to use, improves patient outcomes and lowers cost of care. Butterfly iQ also features TeleGuidance™, the world’s first integrated ultrasound telemedicine platform that enables a trained practitioner to connect with a peer at the bedside.

At CES, as a winner of the prestigious Global Tech Challenge, the company will be showcasing their work with Access Afya in deploying Butterfly iQ devices and the innovative telemedicine platform, which are enabling clinics to scale-up affordable care for pregnant women in low-income areas of Nairobi. Specifically, the devices have been placed in informal settlements, serving around 10,000 patients per month through 15 clinics in four different counties.

“We are honored for our work with Access Afya to be recognized by the World Bank Group and our other partners that share our vision of democratizing global health,” said Laurent Faracci, Chief Executive Officer of Butterfly Network, Inc. “Deployment of digital health solutions and affordable point-of-care ultrasound to low-income settings is fundamental to Butterfly Network’s mission. Access Afya is an early pioneer of applying remote TeleGuidance, which fuses both telemedicine and augmented reality guidance to train up healthcare professionals, scale-up affordable care in Kenya, improve medical outcomes and save lives.”

This initiative aligns with the World Bank Group’s Millenium Development Goals (MDG) which advocate for the use of ultrasound as an integral part of maternal and post-natal care, since it can reduce the risk of infant mortality and lead to better maternal health outcomes. Based on initial data, since Access Afya’s project in Kenya began in August 2020, there has been a 10x increase in availability of ultrasound, 107% increase in ultrasound usage, a 30% decrease in the cost of the ultrasound exams, and the sonographers have been able to detect several antenatal complications in patients during the telemedicine-based scanning. Additionally, Access Afya is now also offering complimentary ultrasounds for all those presenting with suspected COVID-19 respiratory symptoms, leveraging the lung ultrasound capabilities of the Butterfly iQ.

“In the informal settlements of Kenya, access to medical imaging and experts who can review scans is simply not available and can be the difference between life or death. The innovations from Butterfly are changing this and transforming care so some mothers can now get scanned for the very first time,” said Melissa Menke, Founder of Access Afya. “This project has already allowed us to save significant money. For the first time, I can use one sonographer to remotely connect with our network of 15 clinics, rather than have the sonographer physically move from clinic to clinic. Patient care in these areas of Kenya is changing every day as we create better outcomes by transforming the delivery of care.”

Access Afya is part of Butterfly Network’s expansive global health program that spans across 45 limited resource settings around the world including Kenya, as part of its mission to enable universal access to superior medical imaging.

About Butterfly Network

Butterfly Network announced in November 2020 that it entered into a business combination agreement with Longview Acquisition Corp. and, upon closing, the combined company’s Class A common stock is expected to be traded on the New York Stock Exchange under the symbol “BFLY.” All equity of existing Butterfly Network investors, including The Bill & Melinda Gates Foundation, will convert into shares of the combined company. There will be no selling stockholders in the transaction.The business combination is expected to be completed by the end of the first quarter of 2021.

Founded by Dr. Jonathan Rothberg in 2011 and led by CEO Laurent Faracci, Butterfly has created the world's first handheld, single-probe whole-body ultrasound system, Butterfly iQ. Butterfly Network's mission is to enable universal access to superior medical imaging, making high-quality ultrasound affordable, easy-to-use, globally accessible, and intelligently connected, including for the 4.7 billion people around the world lacking access to ultrasound. Through its proprietary Ultrasound-On-Chip™ technology, Butterfly Network is paving the way for earlier detection and remote management of health conditions around the world. The Butterfly iQ can be purchased online today by healthcare practitioners in the United States, Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, New Zealand, Norway, Poland, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

About Access Afya

Access Afya is an outcomes-assured, data-driven primary health company that sells health products and services that are affordable to the global mass market. Their mission is to use digital health, value-based care, and standardization to create a leapfrog opportunity for healthcare in Kenya. They run a chain of clinics and support patients with their app, mDaktari, between visits. Their model is within the private sector and is currently being expanded in Kenya through a franchise network with the goal to scale throughout the region. Technology underpins their growth strategy ensuring that they have instant insight into patients and clinics across the network.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination between Longview Acquisition Corp. (the “Longview”) and Butterfly Network, Inc. (“Butterfly”) (the “Business Combination”), Longview has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus and, as amended, will include a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Longview’s common stock in connection with Longview’s solicitation of proxies for the vote by Longview’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Longview to be issued in the Business Combination. Longview’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus when available, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, Longview and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Longview as of January 15, 2021, the record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com.

Participants in the Solicitation

Longview and its directors and executive officers may be deemed participants in the solicitation of proxies from Longview’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Longview is contained in the Registration Statement for the Business Combination, and will be available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com. Additional information regarding the interests of such participants is contained in the Registration Statement.

Butterfly and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Longview in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Butterfly’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Butterfly’s goals and expectations with respect to its work with Access Afya and its impact in providing accessible, affordable and effective healthcare, Butterfly’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Longview’s and Butterfly’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of Longview and Butterfly prior to the Business Combination, and New Butterfly following the Business Combination, to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the stockholders of Longview and Butterfly or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Longview and Butterfly following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Butterfly’s and the combined company’s product development activities; (10) the inability of Butterfly or the combined company to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; (11) the inability of Butterfly or the combined company to identify, in-license or acquire additional technology; (12) the inability of Butterfly or the combined company to maintain Butterfly’s existing license, manufacturing, supply and distribution agreements; (13) the inability of Butterfly or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Butterfly is currently marketing or developing; (14) the size and growth potential of the markets for Butterfly’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Butterfly’s and the combined company’s products and services and reimbursement for medical procedures conducted using Butterfly’s and the combined company’s products and services; (16) Butterfly’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Butterfly’s and the combined company’s financial performance; (18) the impact of COVID-19 on Butterfly’s business and/or the ability of the parties to complete the Business Combination; (19) the ability of Access Afya’s and Butterfly’s collaborative efforts to make healthcare more accessible, affordable and effective; and (20) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in Longview’s other filings with the SEC.

Longview and Butterfly caution that the foregoing list of factors is not exclusive. Longview and Butterfly caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Longview and Butterfly do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.

Contact Information:

Investor Relations

investors@butterflynetwork.com

Media Relations

media@butterflynetwork.com